03014701

RECD S.E.C.
FEB 28 2003
086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2003
DIVISION OF MARKET REGULATION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/14/2001 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Williams Advisors, Inc.

OFFICIAL USE ONLY
113930
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 East Main Street, 19th Floor
(No. and Street)

Richmond (City) Virginia (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nunn (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter Stephens Hurst Gary & Shreaves
(Name – *if individual, state last, first, middle name*)

P.O. Box 32066 (Address) Richmond (City) Virginia (State) 23294 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Nunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harris Williams Advisors, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

Signature

Richard Nunn FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. See Note 1
- ☑ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. See independent auditor's
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. report on Supplementary in
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARRIS WILLIAMS ADVISORS, INC

Financial Statements

December 31, 2002

HARRIS WILLIAMS ADVISORS, INC.

Table of Contents

	Page
Report of Independent Auditors	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Independent Auditors' Report on Supplementary Information	8
Computation of Net Capital	9
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	10

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT AUDITORS

Officers and Directors
Harris Williams Advisors, Inc.
Richmond, Virginia:

We have audited the accompanying statement of financial condition of Harris Williams Advisors, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows from December 14, 2001 (date of registration) to December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harris Williams Advisors, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the period of December 14, 2001 to December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

February 13, 2003

HARRIS WILLIAMS ADVISORS, INC.

Statement of Financial Condition
December 31, 2002

Assets

Cash	$	148,850
Accounts receivable		139,613
Total assets	$	288,463

Liabilities and Stockholder's Equity

Due to stockholder	$	9,993
Stockholder's equity:		
Common stock, no par value, authorized 5,000 shares, issued and outstanding 100 shares		30,000
Additional paid-in capital		160,310
Retained earnings		88,160
Total stockholder's equity		278,470
Total liabilities and stockholder's equity	$	288,463

See accompanying notes to financial statements.

HARRIS WILLIAMS ADVISORS, INC.

Statement of Operations
For the period from December 14, 2001
(date of registration) to December 31, 2002

Revenues:	
Fee income	$ 190,000
Expense reimbursements	113,398
Total revenues	303,398
Operating expenses:	
Office expense	62,598
Marketing expenses	48,731
Education/Seminars	3,240
Insurance	752
Legal and accounting	21,616
License and taxes	20,194
Other costs	2,214
Total operating expenses	159,345
Net income	$ 144,053

See accompanying notes to financial statements.

HARRIS WILLIAMS ADVISORS, INC.

Statement of Changes in Stockholder's Equity
For the Period of December 14, 2001
(date of registration) to December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, December 14, 2001	$ 30,000	$ 50,000	$ (55,893)	$ 24,107
Capital contributions	-	110,310	-	-
Net income	-	-	144,053	144,053
Balance, December 31, 2002	$ 30,000	$ 160,310	$ 88,160	$ 278,470

See accompanying notes to financial statements.

HARRIS WILLIAMS ADVISORS, INC.

Statement of Cash Flows
For the Period from December 14, 2001
(date of registration) to December 31, 2002

Cash flows from operating activities:		
Net income	$	144,053
Adjustments to reconcile net income to net cash used by operating activities:		
Change in operating assets and liabilites:		
Accounts receivable		(139,613)
Due to Harris Williams & Co.		(45,900)
Net cash used by operating activities		(41,460)
Cash flows from financing activities:		
Capital contributions		110,310
Net increase in cash		68,850
Cash, beginning of period		80,000
Cash, end of period	$	148,850

See accompanying notes to financial statements.

HARRIS WILLIAMS ADVISORS, INC.

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

Nature of Business: Harris Williams Advisors, Inc. (the "Company") is a broker/dealer formed in the Commonwealth of Virginia on March 9, 2001. The Company is a member of the National Association of Securities Dealers (NASD).

The Company is a wholly-owned subsidiary of HW Holdings, Inc., a Virginia Corporation ("Holdings"). These financial statements are not intended to purport the consolidated financial position and the results from operations of Holdings as of and for the period ended December 31, 2002.

Revenue and Cost Recognition: Investment banking fees are earned from providing merger and acquisition and financial restructuring advisory services.

There were no securities transactions during the year.

Risks and Uncertainties: Financial instruments, which potentially expose the Company to concentrations of credit risk consist primarily of cash and trade accounts receivable. To minimize risk, the Company extends credit to customers after an evaluation for credit worthiness; however; the Company does not require collateral or other security from customers. The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company regularly has funds in excess of $100,000.

Accounts Receivable: The Company's accounts receivable are carried at cost. The Company considers all receivables to be collectible; accordingly, no provision for doubtful accounts has been made.

Subordinated Liabilities: The Company did not have any subordinated liabilities from December 14, 2001 (date of registration) to December 31, 2002.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Income Taxes: The Company is a wholly-owned subsidiary of Holdings, and as such, has its taxable income reported by the consolidated group. Holdings elected to be taxed as an S Corporation effective June 19, 2000. Earnings and losses of Holdings are included in the personal income tax returns of its stockholders. Accordingly, the Company has not incurred income tax obligations or liability for federal or state income taxes except for certain states requiring state franchise taxes.

HARRIS WILLIAMS ADVISORS, INC.

Notes to Financial Statements, continued

2. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2002, the Company had net capital of $138,857, which was $133,857 in excess of required minimum net capital of $5,000. The Company's net capital ratio was to .07 to 1.

3. Related Party Transactions:

Harris Williams & Co., a wholly owned subsidiary of HW Holdings, Inc. provides administrative services and facilities to the Company under a management agreement. Pursuant to the terms of this agreement, Harris Williams & Co. will notify the Company within 10 days following the end of each month, the cost incurred by Harris Williams that it will request reimbursement by the Company. At December 31, 2002, the Company owed $9,993 to Harris Williams & Co.

4. Significant Customers:

Two customers accounted for 79% and 21% of investment banking fees for the year.

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Officers and Directors
Harris Williams Advisors, Inc.
Richmond, Virginia:

We have audited the accompanying financial statements of Harris Williams Advisors, Inc. (the "Company") as of December 31, 2002 and for the period from December 14, 2001 (date of registration) to December 31, 2002, and have issued our report thereon dated February 13, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have performed the procedures as specified in Securities and Exchange Commission Rule 17a-5(d)(4) and have determined that there is no difference between the amounts specified in the computation of net capital under Section 240.15c3-1 at December 31, 2002, as reported in the 2002 fourth quarter FOCUS Report, and amounts contained in the December 31, 2002 audited financial statements.

There is no difference between the excess net capital at 1000% amounts specified in the computation of net capital under Section 240.15c3-1 at December 31, 2002, as reported in the 2002 fourth quarter FOCUS Reports and the amounts contained in the December 31, 2002 audited financial statements.

In addition, under the provisions of Section 240.15c3-3, which relates to the Computation for Determination of Reserve Requirements, Harris Williams Advisors, Inc., is not currently required to maintain any amounts in reserve.

Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

February 13, 2003

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

1978 2003

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

HARRIS WILLIAMS ADVISORS, INC.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

NET CAPITAL:	
Total stockholder's equity	$ 278,470
Total ownership equity qualified for net capital	278,470
Total capital and allowable subordinated liabilities	278,470
Less total nonallowable assets	139,613
Net capital before haircuts on securities positions	138,857
Net capital	$ 138,857
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital requirement	$ 666
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 133,857
Excess net capital at 1000%	$ 137,857
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 9,993
Percentage of indebtedness to net capital	7%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0%

See independent accountants' report on supplemental information.

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Officers and Directors
Harris Williams Advisors, Inc.
Richmond, Virginia:

In planning and performing our audit of the financial statements and supplemental schedule of Harris Williams Advisors, Inc. (the "Company"), for the period from December 14, 2001 to December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

1978 2003

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kester, Stephens, Hurst, Gary & Shreaves, P.C.

February 13, 2002